SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

PHOTON DYNAMICS, INC.
(Name of Issuer)

COMMON STOCK, no par value per share
(Title of Class of Securities)

719364101
(CUSIP Number)

David Wayne Gardner 5061 N. 30th Street, Suite104 Colorado Springs, Colorado 80919
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_________________________
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 719364101	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Wayne Gardner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,066,330
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,066,330
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,066,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.42%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the common stock, no par value (“Common Stock”), of Photon Dynamics, Inc., a California corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 5970 Optical Court, San Jose, California 95138.

Item 2.  Identity and Background.

(a)  This statement is being filed by David Wayne Gardner (the “Reporting Person”).

(b)  The business addresses of the Reporting Person is 5061 N. 30th Street, Suite 103, Colorado Springs, Colorado, 80919.

(c)   The present principal occupation of the Reporting Person is President of Salvador Imaging, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Issuer.

(d)   During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the shares of Common Stock that he currently holds as consideration for the acquisition by Issuer of all the outstanding shares of Salvador Imaging, Inc., a Colorado corporation, (the “Merger”) of which he was a shareholder.

Item 4.  Purpose of Transaction.

The information set forth in Item 3 and Item 6 is hereby incorporated by reference herein.  The Reporting Person has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)   The Reporting Person beneficially owns 1,066,330 shares of Common Stock, representing beneficial ownership of 6.42% of the outstanding Common Stock.

(b)   The Reporting Person has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition of 1,066,330 shares of the Common Stock.

(c)   Other than the Merger, the Reporting Person has effected no transactions with respect to the Common Stock during the past 60 days.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to an Agreement and Plan of Merger and Reorganization dated July 27, 2007 (the “Merger Agreement”) among Issuer, the Reporting Person, Salvador Imaging, Inc., Salvador Foundation Charitable Remainder Unitrust, James R. Long, Patricia Long, Kerry Rhea, Lisa J. Rhea and David Gardner, as Shareholders’ Representative, the Reporting Person received unregistered shares of Common Stock as consideration for the Merger.  On the same day, the Issuer, the Reporting Person, James R. Long, Patricia Long, Kerry Rhea and Lisa J. Rhea entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer granted to the Reporting Person certain rights to effect the registration of the shares of Common Stock the Reporting Person received as consideration for the Merger.

Except for the Merger Agreement and the transactions contemplated thereby, including the Registration Rights Agreement, there are no contracts, arrangements, understanding or relationships between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 2007
Date

/s/ David Gardner
Signature